UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 For the Fiscal Year Ended December 31, 2006

Commission File No. 1-8491

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d’Alene, ID 83815-9408

REQUIRED INFORMATION

Page No.

	Signatures	F-3

(a)	Financial Statements:

	Report of Independent Registered Public Accounting Firm	F-4

	Statements of Net Assets Available for Benefits	F-5

	Statements of Changes in Net Assets Available for Benefits	F-6

	Summary of Significant Accounting Policies	F-7

	Notes to Financial Statements	F-9

Schedules:

	Schedule of Assets Held for Investment Purposes at Year End	F-16

Schedules I, II and III have been omitted as provided under SEC Release No. 33-6867.

(b)	Exhibits:

23	Consent of BDO Seidman, LLP to incorporation by reference of their report dated June 15, 2007 on the audit of the financial statements of the Hecla Mining Company Capital Accumulation Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Hecla Mining Company Capital Accumulation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HECLA MINING COMPANY CAPITAL ACCUMULATION PLAN

By:	/s/ Lewis E. Walde	Date: June 27, 2007
Lewis E. Walde, Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

Of the Hecla Mining Company Capital Accumulation Plan

Coeur d’ Alene, Idaho

We have audited the accompanying statements of net assets available for benefits of the Hecla Mining Company Capital Accumulation Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether or not the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required be the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

June 22, 2007

Spokane, Washington

Hecla Mining Company
Capital Accumulation Plan

Statement of Net Assets Available for Benefits

Years ended December 31,	2006	2005

Assets

Investments, at fair market value:
Money market funds	$1,179,523	$1,243,162
Mutual funds	6,985,886	6,233,094
Common stock of Hecla Mining Company, including cash of $653 and $1,791	653,006	406,820
Participant loans	137,216	81,352

Total investments	8,955,631	7,964,428

Receivables:
Employer contribution	466,587	110,418
Participant contributions	1,863	1,863

Total receivables	468,450	112,281

Net assets available for benefits	$9,424,081	$8,076,709

See accompanying summary of accounting policies and notes to financial statements.

Hecla Mining Company
Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Years ended December 31,	2006	2005

Additions:
Interest income	$62,746	$40,608
Dividend income	239,978	131,401
Net appreciation in fair market value of investments	985,255	93,482

	1,287,979	265,491
Contributions:
Participants	815,798	881,460
Employer matching	466,587	110,418

	1,282,385	991,878

Total additions	2,570,364	1,257,369

Deductions:
Distribution to participants	(1,222,992)	(865,761)

Total deductions	(1,222,992)	(865,761)

Net increase in net assets available for benefits	1,347,372	391,608

Net assets available for benefits:
Beginning of year	8,076,709	7,685,101

End of year	$9,424,081	$8,076,709

See accompanying summary of accounting policies and notes to financial statements

Hecla Mining Company
Capital Accumulation Plan

Summary of Significant Accounting Policies

Summary of accounting policies

Basis of Accounting

The Hecla Mining Company Capital Accumulation Plan (“Plan”) financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in mutual funds are reported at quoted market value for the number of shares held by the Plan at year-end. Money market funds are recorded at cost, which approximates fair value. Hecla Mining Company common stock is valued at its quoted market price, per the New York Stock Exchange.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits	Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ materially from those estimates.

Hecla Mining Company
Capital Accumulation Plan

Summary of Significant Accounting Policies

Summary of accounting policies

Risks and Uncertainties

The Plan invests in funds that invest in a combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Notes to Financial Statements As Of December 31, 2006 and 2005

1.	Description of Plan	The following descriptions and disclosures about the Plan provide only general information. Participants should refer to the Plan document for a more complete description of its provisions.

General

The Plan is a defined contribution plan, which originally became effective on January 1, 1986. The Plan provides for incentive savings through investments, which qualify under the Internal Revenue Service of the United States of America (“IRS”) section 401(a) for tax deferral status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

All salaried and substantially all non-union hourly employees of Hecla Mining Company (the “Company”), and its subsidiaries, who are citizens of the United States and have more than two months of service are eligible to enroll in the Plan effective the first day of the next payroll period. Non-resident aliens that have no earned income from the company within the U.S., hourly employees at the company’s Lucky Friday Mine who are included in the United Steelworkers of America Local 5114, and leased employees are not allowed to participate in the Plan.

Contributions

Non-highly and highly compensated participants, as defined in the Plan, may contribute from 2% to 15% and 2% to 10% of their compensation, respectively. Employees who do not affirmatively specify their instructions with regard to participation in the Plan will automatically have 3% of their compensation reduced for contribution. Total pre-tax contributions may not exceed $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively. Contributions may be suspended at any time upon thirty days written notice by the participant. Reinstatement and changes in contributions are effective for the following payroll period. Participants may also contribute amounts to the Plan previously contributed to another qualified plan.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

The Company makes matching contributions equal to 25% on deferred contributions, up to 6% of the participant’s compensation. The Company may also make a discretionary profit sharing contribution for any plan year. For the year ending December 31, 2006 the Company made a profit sharing contribution of $350,000. No profit sharing contribution was made for the year ending December 31, 2005.

Participant Accounts

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contribution, employer’s matching contribution, if eligible, earnings within the Plan and an allocation of the Company’s discretionary profit-sharing contribution, if any. Allocations of the Company’s contribution and plan earnings are based on participant account balances, as defined in the Plan document. The participant’s benefit is limited to the benefit that has accumulated in the participant’s account. Currently the Plan offers fifteen investment options for participants. Participants may elect to change the amounts invested in any one or all of the individual options at any time.

Vesting
Participant contributions and the Company’s matching and discretionary contributions are 100% vested at all times.

Payment of Benefits

Distributions are made upon termination of employment, death, disability or retirement. Participants or their beneficiaries will receive payment of benefits as follows: (a) balances of $5,000 or less will be distributed as soon as administratively feasible, or (b) balances greater than $5,000 in various optional forms of distribution with written request to the Company for payment. Withdrawals from the Plan may also be made upon circumstances of financial hardship or termination of the Plan, in accordance with provisions specified in the Plan.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the Plan administrator. Principal and interest are repaid ratably through payroll deductions.

Administrative Expenses
Expenses for administration of the Plan are paid directly by the Company.

2.	Investments	The following investments represent 5% or more of the Plan’s net assets:

December 31,	2006	2005
Vanguard Growth and Income	1,662,461	1,563,973
Vanguard Target Retirement 2025	1,659,990	1,535,178
Vanguard Prime Money Market	1,179,523	1,243,162
American Funds Growth Fund	927,942	1,135,524
Artisan International Fund	914,656	672,846
Hecla Mining Company Common Stock Fund	653,006	406,820

The net appreciation of the fair value of mutual funds for 2006 and 2005 was $641,015 and $263,115, respectively. The net appreciation in the fair value of the common stock of Hecla Mining Company for 2006 was $344,240, while the net depreciation was $169,633 in 2005.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

The separate investment funds as described below were available for the year ended December 31, 2006.

Vanguard Prime Money Market Fund - The objective of the fund is to provide current income while maintaining liquidity and a stable share price of $1. This fund invests in high quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper and other money market securities.

Vanguard Total Bond Market Index Fund - This fund seeks a high level of interest income and attempts to track the performance of the Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

American Funds Growth Fund of America – Invests in cyclical companies, economically depressed industries and turnaround situations. The objective of this fund is to provide the investor with long-term capital appreciation.

Vanguard 500 Index Fund – The fund seeks to track the performance of a benchmark index that measures the investment return of large capitalization stocks.

Vanguard Windsor II Fund – Seeks to provide long-term capital appreciation and income, investing in stocks of large-capitalization companies that are priced below the overall market average compared to their dividend income and future return potential.

Vanguard Growth and Income Fund – Seeks to provide long-term growth of capital and income from dividends, investing in a diversified group of stocks chosen with the help of computer models.

Vanguard Target Retirement Funds – These five funds seek to provide growth of capital and current income by investing in other Vanguard funds, according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005, 2015, 2025, 2035 and 2045, becoming more conservative over time.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

Artisan International Fund – Seeks long-term capital growth through investment in international equity markets, across capitalizations and regions, with a focus on growth companies.

Vanguard Strategic Equity Fund – Invests in small and mid-capitalization domestic stocks based on the advisor’s assessment of the relative return potential of the securities, seeking long-term capital appreciation.

Third Avenue Small-Cap Value Fund – Seeks long-term capital appreciation by investing in equity securities that the manager deems to be trading at a discount to their true value.

Hecla Mining Company Stock Fund – The fund consists of Company common stock and cash and is considered high-risk because of its absence of diversity and price movement subject to the uncertainties of both the stock and precious metals markets.

3.	Plan Termination

Although it has not expressed intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All assets remaining in the Plan after payment of any expenses properly chargeable against the Plan shall be paid to participants in such a manner as the Plan administrator shall determine.

4.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in Hecla Mining Company common stock; therefore, these transactions also qualify as party-in-interest transactions.

Hecla Mining Company
Capital Accumulation Plan

Notes to Financial Statements

5.	Income Tax Status

The Company has not received a letter from the IRS informing it the Plan is qualified and exempt under Section 401(a) of the Internal Revenue Code. However, the Plan is a prototype plan for which the Plan’s trustee has obtained a favorable ruling from the IRS regarding its tax-exempt status. Management of the Company and the Plan administrator believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Supplemental Schedule

Hecla Mining Company
Capital Accumulation Plan

Schedule of Assets Held for Investment Purposes at Year End
December 31, 2006

EIN: 82-0126240
Plan Number: 004

		(c) Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Vanguard Prime Money Market Fund	Cash equivalents at various interest rates averaging 4.88% in 2006		$1,179,523

*	Vanguard Total Bond Market Index Fund	Mutual fund consisting of 22,013 units		$219,909

*	American Funds Growth Fund of America	Mutual fund consisting of 28,412 shares		$927,942

*	Vanguard 500 Index Fund	Mutual fund consisting of 1,640 shares		$214,205

*	Vanguard Windsor II Fund	Mutual fund consisting of 4,321 shares		$150,168

*	Vanguard Growth and Income Fund	Mutual fund consisting of 46,489 shares		$1,662,461

*	Vanguard Target Retirement 2005 Fund	Mutual fund consisting of 154 shares		$1,766

*	Vanguard Target Retirement 2015 Fund	Mutual fund consisting of 22,527 shares		$280,686

*	Vanguard Target Retirement 2025 Fund	Mutual fund consisting of 127,300 shares		$1,659,990

*	Vanguard Target Retirement 2035 Fund	Mutual fund consisting of 25,608 shares		$355,177

*	Vanguard Target Retirement 2045 Fund	Mutual fund consisting of 8,179 shares		$117,120

*	Artisan International Fund	Mutual fund consisting of 31,551 shares		$914,656

*	Vanguard Strategic Equity Fund	Mutual fund consisting of 17,223 shares		$407,161

Hecla Mining Company
Capital Accumulation Plan

Schedule of Assets Held for Investment Purposes at Year End
December 31, 2006

EIN: 82-0126240
Plan Number: 004

		(c) Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost **	Value

*	Third Avenue Small-Cap Value Fund	Mutual fund consisting of 2,890 shares		$74,645

*	Hecla Mining Company Common Stock	Common Stock of the Company consisting of 85,249 shares, par value $0.25		$653,006

*	Participant loans	Twelve loans with interest rates ranging from 5.0% - 9.25% maturing through October 2019		$137,216
* Represents party-in-interest to the Plan
** The cost of participant directed investments is not required to be disclosed.